Exhibit 99.1

FOR IMMEDIATE RELEASE

For additional information please contact:
Investor Relations
Adrian de los Santos
IR@axtel.com.mx

CEMEX DIVESTS PORTION OF EQUITY HOLDINGS IN AXTEL

•	Cemex divests 119,000,000 AXTEL CPOs, or a 9.5% equity interest, via a 3-year forward agreement with financial institutions,
•	Under the agreement, Cemex will continue to benefit from the potential share price appreciation in AXTEL’s shares.

San Pedro Garza Garcia, Mexico, March 31, 2008 – Axtel, S.A.B. de C.V. (BMV: AXTELCPO; OTC: AXTLY) (“AXTEL”), a fixed-line integrated telecommunications company in Mexico, announced today that Impra Café S.A. de C.V., a subsidiary of Cemex S.A.B. de C.V. (BMV: CEMEXCPO; NYSE: CX), sold 119,000,000 CPOs, representing 9.5% of AXTEL's common equity, on the Mexican Stock Exchange.

Cemex informed AXTEL that the divestiture was made via a 3-year forward agreement entered into with Credit Suisse and BBVA. Cemex will continue to benefit from the potential appreciation of AXTEL’s share price throughout the life of the agreement.

Mr. Lorenzo Zambrano, Cemex’s Chairman of the Board and Chief Executive Officer, and founding Director of AXTEL, and Mr. Hector Medina, Executive Vice-President of Planning and Finance of Cemex, and also a Director of AXTEL, will remain on AXTEL’s Board of Directors together with their respective alternates.

“This divestiture is in-line with Cemex’s strategy of reducing debt after the recent acquisition of Rinker Group Limited. Our support and confidence towards AXTEL’s management and business strategy is evidenced by choosing to maintain the potential economic benefits of AXTEL’s shares under the forward agreement”, stated Mr. Hector Medina, Executive Vice-President of Planning and Finance of Cemex.

“AXTEL remains confident that continuing to have the expertise and support of Messrs. Zambrano and Medina will be invaluable as AXTEL continues to take advantage of the many opportunities in the industry”, stated Tomas Milmo Santos, AXTEL’s Chairman of the Board and Chief Executive Officer.

About AXTEL
AXTEL is a Mexican telecommunications company that provides local and long distance telephony, broadband Internet, data and built-to-suit communications solutions in 27 cities and long distance telephone services to business and residential customers in over 200 cities. AXTEL provides telecommunications services using a suite of technologies including FWA, WiMAX, copper, fiber optic, point to multipoint radios and traditional point to point microwave access, among others.

AXTELCPO trades on the Mexican Stock Exchange and is part of the IPC Index. AXTEL’s American Depositary Shares are eligible for trading in The PORTAL Market, a subsidiary of the NASDAQ Stock Market, Inc.

Visit AXTEL’s Investor Relations Center at www.axtel.com.mx

Forward-Looking Statements
This document contains certain forward-looking statements regarding the future events or the future financial performance of AXTEL that are made pursuant to the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. These statements reflect management's current views with respect to future events or financial performance and are based on management's current assumptions and information currently available and they're not guarantees of the Company's future performance.  The timing of certain events and actual results could differ materially from those projected or contemplated by the forward-looking statements due to a number of factors including, but not limited to those inherent to operating in a highly regulated industry, strong competition, commercial and financial execution, economic conditions, among others.